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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 3)




                            Chicago Pizza & Brewery, Inc.
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                                   (Name of Issuer)



                               Common Stock, par value
----------------------------------------------------------------------------
                            (Title of Class of Securities)



                                      167889104
----------------------------------------------------------------------------
                                    (CUSIP Number)



                                 Allyn R. Burroughs
                              5075 Spyglass Hill Drive
                                 Las Vegas, NV  89122
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                    (Name, address, and telephone number of Person
                  authorized to Receive Notices and Communications)



                                    July 13, 1999
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   / /

Check the following box if a fee is being paid with the statement.   / /


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                                     SCHEDULE 13D

CUSIP No. 83608K 107                                           Page 2 of 7 Pages
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                ASSI, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                 WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
      PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                Nevada
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                   7   SOLE VOTING POWER
                                 2,175,500
    NUMBER OF    ---------------------------------------------------------------
      SHARES       8   SHARED VOTING POWER
   BENEFICIALLY                  None
     OWNED BY    ---------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
    REPORTING                     2,175,500
     PERSON      ---------------------------------------------------------------
      WITH        10   SHARED DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,175,500
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                / /
      CERTAIN SHARES*
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                28.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                CO
--------------------------------------------------------------------------------
                                                                          2 of 7

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                                     SCHEDULE 13D

CUSIP No. 83608K 107                                          Page 3 of 7 Pages
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Louis Habash
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                PF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
      PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                US
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                                  1,000
    NUMBER OF   ----------------------------------------------------------------
     SHARES        8   SHARED VOTING POWER
  BENEFICIALLY                    2,175,500
    OWNED BY    ----------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
    REPORTING                     1,000
     PERSON     ----------------------------------------------------------------
      WITH        10   SHARED DISPOSITIVE POWER
                                  2,175,500
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,176,500
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                / /
       CERTAIN SHARES*
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                28.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------
                                                                          3 of 7

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                              STATEMENT ON SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the Schedule 13D dated December 11, 1996 (the "Original Schedule 13D"), which was previously amended by Amendment No. 1 dated November 13, 1997 and Amendment No. 2 dated February 18, 1999. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original
Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

          The purpose of this Amendment No. 3 is to reflect the acquisition by ASSI of (i) an aggregate of 59,500 shares of Common Stock of the Company in open market purchases from April through June 1999 and (ii) an additional block of 866,000 in an open market purchase on July 13, 1999.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended to read as follows:

          ASSI beneficially owns 2,175,500 shares of Common Stock. A total of 866,000 of these shares were acquired by ASSI in an open market transaction on July 13, 1999 at a price of $2.25 per share for aggregate consideration of $1,948,500. Another 59,500 of these shares were acquired by ASSI in open market purchases from April 30, 1999 to June 28, 1999 at prices ranging from $1.375 to $2.00 for aggregate consideration of $97,900. The remaining 1,250,000 shares were acquired by ASSI on or about March 1, 1999 by the payment of $1,000,000 to the Company, along with the cancellation of 3,200,000 warrants held by ASSI, the termination of certain consulting agreements between the Company and ASSI, and a general release by Habash, ASSI and their affiliates of any claims they have against the Company. Of the 3,200,000 warrants exchanged by ASSI, 3,000,000 warrants were acquired in October 1996 upon the automatic conversion of a bridge loan in the principal amount of $2,000,000 made by ASSI to the Company in March 1996 (which loan automatically converted into 500,000 shares and 3,000,000 warrants upon the closing of the Company's initial public offering) and the remaining 200,000 warrants were acquired in February 1996 in exchange for consulting services provided by ASSI to the Company. All funds used by ASSI to make the bridge loan were working capital funds of ASSI. In addition, the $2,046,400 used to make the open market purchases from April through July 1999, and the $1,000,000 cash payment for the March 1, 1999 purchase, were also working capital funds of ASSI.

          Habash, as sole shareholder of ASSI, beneficially owns all of the shares owned by ASSI, plus an additional 1,000 shares individually.


                         Page 4 of 7 Pages


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Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to read as follows:

          The shares of Common Stock acquired by ASSI were purchased as an investment based on the belief of ASSI that they provide an opportunity for long-term debt appreciation. As an interested and significant stockholder, Habash and ASSI will take all actions necessary as may be deemed appropriate to protect their investment in the Company. Habash and ASSI, from time to time, intend to evaluate and review the Company's assets, operations, management and personnel and consider what, if any, changes would be desirable in light of circumstances which then exist (which may include an assessment of industry trends and conditions, and general economic and market circumstances prevailing at the time). Thereafter, Habash and ASSI may, among other things, seek to (i) acquire additional securities of the Company or dispose of such securities which it beneficially owns, (ii) enter into an extraordinary transaction such as a merger, reorganization or liquidation of the Company, (iii) sell or transfer all or substantially all of the Company's assets, (iv) change the Company's current board of directors (including changing the number or term of directors or to fill any existing vacancies on the board), (v) change the present capitalization or dividend policy of the Company, (vi) materially change the Company's business or corporate structure, (vii) change the Company's charter and bylaws, (viii) cause the Company's securities to be delisted from the NASDAQ Stock Market, (ix) cause the Company's securities to become eligible for termination of registration under the Exchange Act, or (x) take action similar to any of those enunciated above. While Habash and ASSI currently have no plans or proposals to implement such changes, there can be no assurance that they would not seek to implement such changes in the future.

          Habash and ASSI reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, or to propose or take any action as described above or in subparagraphs (a) through
(j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of market conditions or other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended to read as follows:

          (a) As of the date of this Schedule, ASSI was the record and beneficial owner of 2,175,500 shares of Common Stock, representing approximately 28.4% of the 7,658,321 outstanding shares of Common Stock based upon the information in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

          As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI, plus an additional 1,000 shares directly owned by him, for an aggregate beneficial ownership of 2,176,500 shares representing approximately 28.4% of the outstanding Common Stock.


                         Page 5 of 7 Pages


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          Burroughs and James are not the beneficial owner of any shares of
Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

          (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 2,175,500 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock beneficially owned by ASSI. Habash has sole power to vote or direct the vote and to dispose or direct the disposition of the 1,000 shares of Common Stock held by him.

          (c) On July 13, 1999, ASSI acquired 866,000 shares of Common Stock in an open market block purchase at $2.25 per share. These shares were acquired from Alex Meruelo ("Meruelo") and La Pizza Loca, Inc., a California corporation ("La Pizza Loca"). In connection with such purchase, Meruelo and La Pizza Loca, Habash, ASSI and the Company entered into a mutual release (the "Mutual Release") pursuant to which Meruelo and La Pizza Loca on the one hand, and Habash, ASSI and the Company on the other hand, agreed to release whatever claim each of such parties had against the other.

          ASSI also acquired an aggregate of 59,500 shares in open market purchases from April 30, 1999 to June 28, 1999, at prices ranging from $1.375 to $2.00, for aggregate consideration of $97,900.

          (d)-(e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended to read as follows:

          Pursuant to the Stock Purchase Agreement dated as of February 18, 1999 by and among the Company, ASSI and Habash (the "Stock Purchase Agreement"), during the period (the "Designation Period") commencing on February 18, 1999 and ending on the earlier of February 18, 2002, or such time as Habash, ASSI and their affiliates no longer beneficially own at least 5% of the Company's outstanding Common Stock, the Company shall, if requested by ASSI, use its best efforts to cause two of the Company's directors to be persons designated by ASSI, and cause each of the ASSI designees to be included on the slate of director nominees for election at each annual meeting of the shareholders of the Company during the Designation Period. In addition, the Company has agreed that during the Designation Period it shall not increase the number of authorized directors of the Company to more than nine without the prior written consent of ASSI. Paul Motenko and Jeremiah Hennessy have each agreed to vote all shares of Common Stock of the Company held of record and beneficially by each of them in favor of the ASSI designees.

          With respect to the 1,250,000 shares purchased by ASSI under the Stock Purchase Agreement (the "ASSI Shares"), ASSI has one demand registration right and unlimited piggyback registration rights. The Company has a right of first refusal with respect to the ASSI Shares entitling the Company or its designee to purchase any ASSI Shares to be sold by ASSI at the same price as ASSI proposes to sell such shares to a third party.


                         Page 6 of 7 Pages


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          In connection with the purchase by ASSI of the 866,000 share block on July 13, 1999, and the parties entering into the Mutual Release, the Company has agreed to extend the registration rights granted to ASSI under the Stock Purchase Agreement to include the 866,000 shares purchased at that time.

                                      SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1999                    ASSI, INC.


                                        By: /s/ Louis Habash
                                            ----------------------------------
                                             Louis Habash, President

                                        /s/ Louis Habash
                                        --------------------------------------
                                        Louis Habash




                          Page 7 of 7 Pages